McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Karl M. Strait Direct: 804.775.1133	kstrait@mcguirewoods.com Direct Fax: 804.698.2184
January 22, 2010
BY EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mail Stop 3561
Washington, D.C. 20549
Attention: H. Christopher Owings

Re:	The Ridgewood Power Growth Fund Preliminary Proxy Statement on Schedule 14A Originally Filed December 21, 2009 File No. 000-25935
Ladies and Gentlemen:
This letter is submitted on behalf of The Ridgewood Power Growth Fund (“Growth Fund”) in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 15, 2010 (the “Comment Letter”), with respect to Growth Fund’s Preliminary Proxy Statement referenced above. Growth Fund has separately filed with the Commission, contemporaneously with this letter, Amendment No. 1 to the Preliminary Proxy Statement.
Growth Fund’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the Staff’s convenience, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of Growth Fund’s responses are to the amended Preliminary Proxy Statement. Terms used and not defined are used in the same manner they are used in the amended Preliminary Proxy Statement.
General
1.	Please disclose the telephone number of your principal executive offices. Refer to Item 14(b)(2) of Schedule 14A.

Response: The cover page of the Preliminary Proxy Statement has been revised to address the Staff’s comment.
Almaty | Atlanta | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Jacksonville | London | Los Angeles
New York | Norfolk | Pittsburgh | Raleigh | Richmond | Tysons Corner | Washington, D.C. | Wilmington

The Ridgewood Power Growth Fund
January 22, 2010

Summary Term Sheet, page S-1
2.	We note that your summary contains repetitive disclosure. For example, you describe the various mechanics of and consideration to be paid in connection with the proposed transaction on pages S-1, S-2, S-3, S-4, S-6 and S-7. Please revise the summary to highlight each item of key information one time. In addition, your summary is too long. The summary should not contain, and is not required to contain, all of the detailed information in the prospectus, but should provide a brief overview of the most material aspects of the proposed transaction. Please revise to reduce the excess detail of many of your subsections, such as “Background and Reasons for the Sale,” “Liquidation and Dissolution of the Trusts” and “Federal Income Tax Consequences.” Finally, for each subsection of the summary, please include a cross-reference to the more detailed discussion contained in the document. Refer to Item 1001 of Regulation M-A.

Response: The Summary Term Sheet for the Preliminary Proxy Statement has been revised to address the Staff’s comment; please see pages S-1 to S-8 of the Preliminary Proxy Statement.
Solicitation of Consents of Shareholders, page S-3
3.	We note your conclusion that the proposed transaction “does not constitute a ‘going private’ transaction pursuant to Rule 13e-3” because, although “the Sale constitutes an ‘Affiliate Transaction’ under each Trust’s Amended Declaration of Trust, it does not constitute a transaction with an ‘affiliate’ as defined in Rule 13e-3 of the Securities Exchange Act of 1934, as amended...as neither Mr. Girges, his wife nor Orouba is an ‘affiliate’ of any Voting Trust as defined in such rule.” Please provide us with your analysis under Rule 13e-3 as to why none of these parties are affiliates and why the transaction should not be subject to Rule 13e-3. Please also explain why the transaction constitutes an Affiliate Transaction under the Declaration of Trust.

Response: While Mr. Girges is the General Manager of REFI, neither he, nor his wife or Orouba, is an “affiliate” of either Voting Trust for purposes of Exchange Act Rule 13e-3(a)(1). Exchange Act Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” “Control” means “the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Exchange Act Rule 12b-2. No such affiliate relationship has existed, or now exists, between any Fund and Mr. Girges, his wife, any of his family members or Orouba. None of Mr. Girges, his wife or any of his family members serves, or has ever served, as an officer, employee or member of management of any Fund or the Managing Shareholder and does not

The Ridgewood Power Growth Fund
January 22, 2010

perform, and has never performed, any policy-making functions for any Fund or the Managing Shareholder. Further, none of Mr. Girges, his wife, any of his family members or Orouba holds any equity or other interest in any Fund or the Managing Shareholder. As such, none of Mr. Girges, his wife, any of his family members or Orouba is, directly or indirectly, in control of, controlled by, or under common control with, any Fund.

Growth Fund supplementally advises the Staff that Growth Fund’s Amended Declaration of Trust defines an “Affiliate Transaction” as “any transaction with a Managing Person, . . . .”[1] A “Managing Person” includes individuals and entities that may not be affiliates of Growth Fund for purposes of Exchange Act Rule 13e-3, such as an agent of Growth Fund or any director, officer or agent of any Affiliate of Growth Fund when acting for the Corporate Trustee, the Managing Shareholder or any of their Affiliates (all as defined in the Amended Declaration of Trust) on behalf of Growth Fund.[2] In light of Mr. Girges role on behalf of Growth Fund, the Seller and REFI, which may be deemed an Affiliate of Growth Fund, it was concluded the Mr. Girges may be a “Managing Person” of Growth Fund as defined under the Amended Declaration of Trust. However, Growth Fund has concluded that Mr. Girges is not an affiliate of Growth Fund as “affiliate” is defined under Rule 13e-3.

Upon further consideration, Growth Fund has concluded that the disclosure regarding whether the Sale constitutes an “Affiliate Transaction” under its amended Declaration of Trust is not relevant and has therefore been deleted.

In response to this comment, and comment no. 2, Growth Fund has deleted this disclosure on page S-3, formerly under “Solicitation of Consents of Shareholders”, and has instead provided revised disclosure on page 37 under “Interests of the Managing Shareholder, Executive Officers and Other Parties — Relationship with Mr. Girges.”
Background of and Reasons for the Sale, page S-5
4.	We note your indication on page S-6 and elsewhere in your proxy statement that the transaction is not conditioned upon the approval of GAFI. Please clarify whether GAFI approval is still required, even though it’s not a condition precedent. If approval is required, explain what would happen if approval is later sought and not obtained. In this regard, we note your disclosure that Egyptian

[1]	The definition of “Affiliate Transaction” includes certain exceptions that are not applicable to the Sale.

[2]	Growth Fund’s amended Declaration of Trust defines “Managing Person” as “[a]ny of the following: (a) Fund officers, agents, or Affiliates, a Managing Shareholder, the Corporate Trustee, RPMC, Ridgewood Capital, or other Affiliates of the Managing Shareholders or the Corporate Trustee and (b) any directors, officers or agents of any organizations named in (a) above when acting for the Corporate Trustee, the Managing Shareholder or any of their Affiliates on behalf of the Fund.”

The Ridgewood Power Growth Fund
January 22, 2010

law requires approval from GAFI before ownership interests in any such entity can be sold to a third party.

Response: The Preliminary Proxy Statement has been revised to address the Staff’s comment; please see pages S-3 and 23 of the Preliminary Proxy Statement.
Solicitation of Consents of Shareholders, page 11
Consents Required, page 11
5.	We note your statement that “the Sale constitutes a sale of all, or substantially all, of the assets of each Voting Trust under the Amended Declaration of Trust for each Voting Trust.” Please expand your disclosure to support your contention that the sale of the Ridgewood Egypt business constitutes a sale of substantially all of the assets of both Growth Fund and Egypt Fund under their respective Declaration of Trusts.

Response: “Solicitation of Consents of Shareholders — Consents Required” has been revised to address the Staff’s comment; please see page 11 of the Preliminary Proxy Statement. As disclosed in the Preliminary Proxy Statement, upon the closing of the Sale the Managing Shareholder intends to dissolve and liquidate each Trust within a reasonable amount of time after the closing. The dissolution and liquidation of each Trust will be governed by its respective Plan of Liquidation and Dissolution. Growth Fund supplementally advises the Staff that no further investments in operating assets are permitted under its Plan of Liquidation and Dissolution.
The Sale, page 16
Fairness of the Sale, page 24
6.	We note your indication that the Managing Shareholder did not engage an investment banker to render a “fairness opinion” in connection with the Sale. Please revise to explain why. Please also revise to identify the “various advisors” who were consulted by your Managing Shareholder in the course of assessing the fairness of the transaction.

Response: The Preliminary Proxy Statement has been revised to address the Staff’s comment; please see pages S-4, 3, 17, 20, 24, 25 and 28 of the Preliminary Proxy Statement. Growth Fund supplementally advises the Staff that the preliminary discussions with various advisors referred to on pages 17 and 20 were informal in nature and that none of the parties involved were engaged to provide, or were compensated for providing, advice to the Managing Shareholder regarding its fairness analysis. Growth Fund believes that the advisors in

The Ridgewood Power Growth Fund
January 22, 2010

question would not expect to be, and could object to being, named in the proxy statement in connection with these informal discussions. The Preliminary Proxy Statement has been revised to indicate the informal nature of these consultations.
7.	We note the factors you list on page 25 and, in particular, your indication that the amount of the consideration to be received by the Seller in the Sale was a factor considered. Please elaborate upon what consideration was given to the fact that the terms of the sale provide for substantially less consideration than the transaction that was previously recommended, but terminated on November 19, 2008. In doing so, please acknowledge that the distribution of net proceeds of the sale will be substantially less and explain how, in light of this, you otherwise determined the transaction to be fair.

Response: “The Sale — Fairness of the Sale” has been revised to address the Staff’s comment; please see page 25 of the Preliminary Proxy Statement. A similar change also has been made on page S-5.
Financial Analysis of the Consideration by the Managing Shareholder, page 26
8.	Explain why such high, 40% — 50%, pre-tax discount rates were utilized, with a view to explaining why the Managing Shareholder believes a range of equity spread of 20% to 30% is appropriate.

Response: “The Sale — Financial Analysis of the Consideration by the Managing Shareholder” has been revised to address the Staff’s comment; please see page 27 of the Preliminary Proxy Statement.
The Sale and Purchase Agreement and the Additional Agreements, page 38
9.	We note your statement that the “Sale agreements and the description of those agreements, are not intended to provide any other factual information about the parties thereto, the Trusts, or their respective subsidiaries or affiliates.” Please revise to remove any potential implication that the referenced sale and purchase agreements do not constitute public disclosure under the federal securities laws. In this regard, your reference to “other factual information” is unclear.

Response: “The Sale and Purchase Agreement and the Additional Agreements” has been revised to address the Staff’s comment; please see page 38 of the Preliminary Proxy Statement.
10.	We note your statements regarding the representations and warranties contained in the sale and purchase agreements. Please revise the statement that the representations and warranties “are not categorical statements of fact” to indicate that they were not intended to be treated as categorical statements of fact. In

The Ridgewood Power Growth Fund
January 22, 2010

addition, please delete the statement that the representations and warranties “are subject to more recent developments.”

Response: “The Sale and Purchase Agreement and the Additional Agreements” has been revised to address the Staff’s comment; please see page 38 of the Preliminary Proxy Statement.
The acknowledgment from Growth Fund requested in the Comment Letter has been provided with this letter.
Please contact the undersigned at (804) 775-1133, or Katie DeLuca at (804) 775-4385, if you have any further questions or comments concerning the Preliminary Proxy Statement. Thank you for your continuing attention to this matter.
Very truly yours,
/s/ Karl M. Strait
Karl M. Strait

cc:	Randall D. Holmes Jeffrey H. Strasberg Katherine K. DeLuca

ACKNOWLEDGEMENT
In connection with the response by The Ridgewood Power Growth Fund (“Growth Fund”) to the comments set forth in the letter from H. Christopher Owings, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”), dated January 15, 2010, addressed to Randall Holmes, Chief Executive Officer of Growth Fund, regarding the Preliminary Proxy Statement filed by Growth Fund with the Commission on December 21, 2009, Growth Fund hereby acknowledges as follows:
•	Growth Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Growth Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of January 22, 2010.

THE RIDGEWOOD POWER GROWTH FUND
By:	/s/ Jeffrey H. Strasberg
Name:	Jeffrey H. Strasberg
Title:	Executive Vice President and Chief Financial Officer